UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event: April 20, 2005

Nexia Holdings, Inc.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

33-2128-D	**84-1062062**
(Commission File Number)	(IRS Employer Identification Number)

c/o Richard Surber, President
59 West 100 South, Second Floor, Salt Lake City, Utah 84101
(Address of principal executive offices)

(801) 575-8073
(Registrant's telephone number, including area code)

ITEM 2.01. COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On April 20, 2005, West Jordan Real Estate Holdings, Inc. a majority owned subsidiary of Nexia Holdings, Inc. ("Company") closed on the sale of real property known as the Glendale Plaza Shopping Center, located at 1199 South Glendale Drive, Salt Lake City, Utah to Paul R. Hatch and Dorothy Hatch, Trustees of the Hatch Family Trust wherein the Company agreed to transfer the property in exchange for a cash purchase price of $1,860,000. All distributions related to the closing are expected to be completed within seven days of the closing date. Nexia is expected to realize a profit of $849,166 as a result of the sale of the property. A loan secured by the real property in the amount of $952,665.92 will be paid off in full as a result of the closing and the secured lender is also expected to release the sum of $59,911.58 presently held in an escrow account retained for maintenance projects on the real property.

At the time of the transaction the property held by West Jordan Real Holdings, Inc. had a depreciated cost basis of approximately $909,500, including purchase price paid and improvements that were made to the real properties and buildings during the period of ownership by West Jordan and while it was a subsidiary of Nexia. A press release related to the closing was released on April 21, 2005 and is attached hereto as an exhibit.

As a result of the sale Nexia expects to reduce the level of its property maintenance and management operations that were required by the operation of the shopping center and to dissolve and wind-up West Jordan Real Estate Holdings, Inc. and all of its operations. This is a part of Nexia's overall efforts to reduce the level of its operations, including the operations of Hudson Consulting Group, Inc. and the winding down of its financial consulting work.

ITEM 7.　　　Financial Statements and Exhibits

Pro forma financial statements, if required, will be filed by amendment within the time allowed by rule.

EXHIBIT NO.	PAGE NO.	DESCRIPTION
99.1	3	Press Release dated April 21, 2005.

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nexia Holdings, Inc.

Signature   **Date**

By: /s/ Richard Surber   April 22, 2005
Name: Richard Surber
Title: President

Exhibit 99.1

PRESS RELEASE

Nexia Holdings, Inc.
FOR MORE INFORMATION, CONTACT:
Richard Surber, President
801-575-8073   Fax: 801-575-8092
or email hudconsult@aol.com
OTC Bulletin Board Symbol NEXH

Nexia Subsidiary Closes Real Estate Sale For $1.86 Million

Salt Lake City, Utah April 21, 2005 -Nexia Holdings, Inc. (OTCBB: NEXH) announced today that its subsidiary, West Jordan Real Estate Holdings, Inc., closed yesterday on the sale of its 70,000 sq ft. shopping center for $1.86 million. The property was purchased for $799,000 in 1999.   The property's current book value is $909,500 which is its depreciated cost basis plus improvements.   At closing, Nexia realized a net profit of $ 849,166 from the closing that took place yesterday.

Nexia is a high risk, volatile investment. Investors should not invest any monies which they cannot afford to lose. Additionally, Nexia strongly encourages the public to read the above information in conjunction with its Form 10KSB for December 31, 2003 and its September 31, 2004 Form 10QSB. Nexia's disclosures can be viewed at www.sec.gov or visit www.nexiaholdings.com.